UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                                        FORM T-1

              Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

              __X__Check if an application to determine eligibility
                   of a trustee pursuant to section 305(b)(2)

                    BANKERS TRUST COMPANY OF CALIFORNIA, N.A.
--------------------------------------------------------------------------------
               (Exact name of trustee as specified in its charter)


300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071                                  13-3347003
--------------------------------------------------------------------------------
(Address of principal                                      (I.R.S. Employer
executive offices)                                         Identification No.)


                 PAINEWEBBER MORTGAGE ACCEPTANCE CORPORATION IV
--------------------------------------------------------------------------------
               (Exact name of obligor as specified in its charter)

DELAWARE                                                        06-1204982
--------------------------------------------------------------------------------
(State or other jurisdiction of                              (I.R.S. Employer
Incorporation or organization)                              Identification No.)

1285 Avenue of the Americas
New York, New York                                        10019
--------------------------------------------------------------------------------
(Address of principal executive offices)                (Zip Code)


                  Empire Funding Home Loan Owner Trust 1998-1,
                          Home Loan Asset Backed Notes,
                                  Series 1998-1
--------------------------------------------------------------------------------
                       (Title of the Indenture Securities)

Item 1. General Information.

Furnish the following information as to the trustee:


(a) Name and address of each examining or supervising authority to which it is subject.

 NAME                                                          ADDRESS
 Office of the Comptroller                               1114 Avenue of the
 of the Currency                                        Americas, Suite 3900
                                                      New York, New York 10036

(b)  Whether it is authorized to exercise corporate trust powers.

     Yes.


Item 2. Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.


Item 16. List of Exhibits

Exhibit 1 -

Articles of Association as amended on July 29, 1994. (Hereby incorporated herein by reference as Exhibit 1 to the Form T-1 filed with Amendment No. 1 to Delta Funding Corp's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on August 5, 1996 under Commission File Number 333-3418.)

Exhibit 2 -

Certificate of the Comptroller of the Currency dated October 10, 1997.

Exhibit 3 -

Certification of Fiduciary Powers dated October 29, 1997.

Exhibit 4 -

Existing By-Laws of Bankers Trust Company of California, N.A. as amended dated April 22, 1997.

Exhibit 5 -

Not Applicable.

Exhibit 6 -

Consent of Bankers Trust Company of California, N.A. required by Section 321(b) of the Act.

Exhibit 7 -

Reports of Condition of Bankers Trust Company of California, N.A., dated as of September 30, 1997.

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Bankers Trust Company of California, N.A., a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Irvine, and State of California, on the 7th day of January, 1998.

                               Bankers Trust Company of California, N.A.
                               By:  /s/ Jerome Harney
                                    -----------------
                               Jerome Harney
                               Assistant Vice President

                                                                       Exhibit 2

Comptroller of the Currency
Administrator of National Banks

Washington, D.C.  20219

CERTIFICATE

I, Eugene A. Ludwig, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National Banking Associations.

2. "Bankers Trust Company of California, National Association," Los Angeles, California, (Charter No. 18608) is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking and exercise Fiduciary Powers on the date of this Certificate.

                             IN TESTIMONY WHEREOF, I have hereunto
                             subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department in the City of Washington and District of Columbia, this 10th day of October 1997.


                             /s/ Eugene A. Ludwig
                             Comptroller of the Currency

                                                                       Exhibit 3

Comptroller of the Currency
Administrator of National Banks

Washington, D.C.  20219

                         Certificate of Fiduciary Powers

I, Eugene A. Ludwig, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National Banking Associations.

2. "Bankers Trust Company of California, National Association," Irvine, California, (Charter No. 18608), was granted, under the hand and seal of the Comprtoller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat. 668, 12 U.S.C. 92a, and that the authority so granted remains in full f orce and effect on the date of this Certificate.



                                 IN TESTIMONY WHEREOF, I have hereunto
                                 subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department in the City of Washington and District of Columbia, this 10th day of October 1997.


                                 /s/ Eugene A. Ludwig
                                 Comptroller of the Currency

                                                                       Exhibit 4
            BANKERS TRUST COMPANY OF CALIFORNIA, NATIONAL ASSOCIATION
                                     BY-LAWS

                                    ARTICLE I

Meetings of Shareholders

     Section 1.1. Annual Meeting. The regular annual meeting of the shareholders for the election of directors and the transaction of whatever other business may properly come before the meeting, shall be held at the Main Office of the Association, 400 South Hope Street, Los Angeles, California or such other places as the Board of Directors may designate, at 11 a.m. on the third Wednesday of March of each year. Notice of such meeting shall be mailed, postage prepaid, at least ten days prior to the date thereof, addressed to each shareholder at his address appearing on the books of the Association. If, for any cause, an election of directors is not made on the said day, the Board of Directors shall order the election to be held on some subsequent day, as soon thereafter as practicable, according to the provisions of law; and notice thereof shall be given in the manner herein provided for the annual meeting.

     Section 1.2. Special Meetings. Except as otherwise specifically provided by statue, special meetings of the shareholders may be called for any purpose at any time by the Board of Directors or by any one or more shareholders owning, in the aggregate, not less than twenty five percent (25%) of the stock of the Association. Every such special meeting, unless otherwise provided by law, shall be called by mailing, postage prepaid, not less than ten days prior to the date fixed for such meeting, to each shareholder at his address appearing on the books of the Association a notice stating the purpose of the meeting.

     Section 1.3. Nominations for Director. Nominations for election to the Board of Directors may be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the Association entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management of the Association, shall be made in writing and shall be delivered or mailed to the President of the Bank and to the Comptroller of the Currency, Washington, D.C., not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, provided however, that if less than 21 days' notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the President of the Bank and to the Comptroller of the Currency not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock of the Bank that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the Bank owned by the notifying shareholder. Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the Chairperson of the meeting, and upon his/ her instructions, the vote tellers may disregard all votes cast for each such nominee.

     Section 1.4. Proxies. Shareholders may vote at any meeting of the shareholders by proxies duly authorized in writing, but no officer or employee of this Association shall act as proxy. Proxies shall be valid only for one meeting, to be specified therein, and any adjournments of such meeting. Proxies shall be dated and shall be filed with the records of the meeting.

     Section 1.5 Quorum. A majority of the outstanding capital stock, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, unless otherwise provided by law; and less than a quorum may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice. A majority of the votes cast shall decide every question or matter submitted to the shareholders at any meeting, unless otherwise provided by law or by the Articles of Association.

                                   ARTICLE II
                                    Directors

     Section 2.1. Board of Directors. The board of directors (hereinafter referred to as the "Board"), shall have power to manage and administer the business and affairs of the Association. Except as expressly limited by law, all corporate powers of the Association shall be vested in and may be exercised by said Board.

     Section 2.2. Number. The Board shall consist of not less than five nor more than twenty-five shareholders, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of the shareholders at any meeting thereof; provided, however, that a majority of the full Board of Directors may not increase the number of directors to a number which; (i) exceeds by more than two the number of directors last elected by shareholders where such number was fifteen or less; and (ii) to a number which exceeds by more than four the number of directors last elected by shareholders where such number was sixteen or more, but in no event shall the number of directors exceed twenty-five.

     Section 2.3 Organization Meeting. The Secretary, upon receiving the certificate of the judges, of the result of any election, shall notify the directors-elect of their election and of the time at which they are required to meet at the Main Office of the Association for the purpose of organizing the new Board and electing and appointing officers of the Association for the succeeding year. Such meeting shall be held on the day of the election or as soon thereafter as practicable, and, in any event, within thirty days thereof. If, at any time fixed for such meeting, there shall not be a quorum present, the directors present may adjourn the meeting, from time to time, until a quorum is obtained.

     Section 2.4. Regular Meetings. Regular Meetings of the Board of Directors shall be held from time to time, at such time as may be designated from time to time by the Board of Directors and communicated to all directors. Such meetings shall be held in the Main Office of the Association, subject to the provisions of Section 2.6 below, and at least one such meeting shall be held during any two consecutive calendar months.

     Section 2.5 Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson or President of the Association, or at the request of two or more directors. Each member of the Board of Directors shall be given notice stating the time and place, by telegram, letter, or in person, of each such special meeting.

     Section 2.6 Quorum. A majority of the directors shall constitute a quorum at any meeting, except when otherwise provided by law; but a less number may adjourn any meeting, from time to time , and the meeting may be held, as adjourned, without further notice. Any one or more directors may participate in a meeting of the Board by means of a conference telephone or similar communications equipment which allows all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at such a meeting. The vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board except as may be otherwise provided by statute or the By-Laws.

     Section 2.7. Vacancies. When any vacancy occurs among the directors, the remaining members of the Board, in accordance with the laws of the United States, may appoint a director to fill such vacancy at any regular meeting of the Board, or at a special meeting called for the purpose.

                                   ARTICLE III
                             Committees of the Board

     Section 3.1. Examining Committee. There shall be an Examining Committee appointed annually by the Board which shall consist of two directors, who are not also officers of the Association, one of whom shall be designated by the Board as the Chairperson thereof. Such Committee shall conduct the annual directors' examination of the Association as required by the Comptroller of the Currency; shall review the reports of all examinations made of the Association by public authorities and report thereon to the Board; and shall report to the Board such other matters as it deems advisable with respect to the Association, its various departments and the conduct of its operations.

     In the performance of its duties, the Examining Committee may employ or retain, from time to time, expert assistants, independent of the officers or personnel of the Association, to make such studies of the Association's assets and liabilities as the Committee may request and to make an examination of the accounting and auditing methods of the Association and its system of internal protective controls to the extent considered necessary or advisable in order to determine that the operations of the Association, including its fiduciary department, are being audited by the Auditor in such a manner as to provide prudent and adequate protection. The Committee also may direct the Auditor to make such investigation as it deems necessary or advisable with respect to the Association, its various departments and the conduct of its operations. The Committee shall hold regular quarterly meetings and during the intervals thereof shall meet at other times on call of the Chairperson.

     Section 3.2. Investment Committee. There shall be an investment committee composed of two directors, appointed by the board annually or more often. The investment committee shall have the power to insure adherence to the investment policy, to recommend amendments thereto, to purchase and sell securities, to exercise authority regarding investment and to exercise, when the board is not In session, all other powers of the Board regarding investment securities that may be lawfully delegated. The investment committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board of Directors at which a quorum is present, and any action taken by the board with respect thereto shall be entered in the minutes of the Board.

     Section 3.3. Other Committees. The Board of Directors may appoint, from time to time, from its own members, other committees of one or more persons, for such purposes and with such powers as the Board may determine.

                                   ARTICLE IV
                             Officers and Employees

     Section 4.1. Chairperson of the Board. The Board of Directors shall appoint one of its members to be Chairperson of the Board to serve at the pleasure of the Board. Such person shall preside at all meetings of the Board of Directors. The Chairperson of the Board shall supervise the carrying out of the policies adopted or approved by the Board; shall have general executive powers, as well as the specific powers conferred by these By-Laws; shall also have and may exercise such further powers and duties as from time to time may be conferred upon, or assigned by the Board of Directors.

     Section 4.2. President. The Board of Directors shall appoint one of its members to be President of the Association. In the absence of the Chairperson, the President shall preside at any meeting of the Board. The President shall have general executive powers, and shall have and may exercise any and all other powers and duties pertaining by law, regulation, or practice, to the Office of the President, or imposed by these By-Laws. The President shall also have and may exercise such further powers and duties as from time to time may be conferred, or assigned by the Board of Directors.

     Section 4.3. Vice President. The Board of Directors shall appoint one or more Vice Presidents. Each Vice President shall have such powers and duties as may be assigned by the Board of Directors. One Vice President shall be designated by the Board of Directors, in the absence of the President, to perform all the duties of the President.

     Section 4.4. Secretary. The Board of Directors shall appoint a Secretary or other designated officer who shall be Secretary of the Board and of the Association, and shall keep accurate minutes of all meetings. The Secretary shall attend to the giving of all notices required by these By-Laws to be given; shall be custodian of the corporate seal, records, documents and papers of the Association; shall provide for the keeping of proper records of all transactions of the Association; shall have and may exercise any and all other powers and duties pertaining by law, regulation or practice, to the office of the Secretary, or imposed by these By-Laws; and shall also perform such other duties as may be assigned from time to time, by the Board of Directors.

     Section 4.5. Other Officers. The Board of Directors may appoint one or more assistant vice presidents, one or more trust officers, one or more assistant trust officers, one or more assistant secretaries, one or more assistant treasurers, and such other officers and attorneys-in-fact as from time to time may appear to the Board of Directors to be required or desirable to transact the business of the Association. Such officers shall respectively exercise such powers and perform such duties as pertain to their several offices, or as may be conferred upon, or assigned to, them by the Board of Directors, the Chairperson of the Board, or the President.

     Section 4.6. Tenure of Office. The President and all other officers shall hold office for the current year for which the Board was elected, unless they shall resign, become disqualified, or be removed; and any vacancy occurring in the office of President shall be filled promptly by the Board of Directors.

                                    ARTICLE V
                                Trust Department

     Section 5.1. Trust Department. There shall be a department of the Association known as the trust department which shall perform the fiduciary responsibilities of the Association.

     Section 5.2. Trust Officer. There shall be a trust officer of this Association whose duties shall be to manage, supervise and direct all the activities of the trust department. Such person shall do or cause to be done all things necessary or proper in carrying on the business of the trust department according to provisions of law and applicable regulations; and shall act pursuant to opinion of counsel where such opinion is deemed necessary. Opinions of counsel shall be retained on file in connection with all important matters pertaining to fiduciary activities. The trust officer shall be responsible for all assets and documents held by the Association in connection with fiduciary matters. The Board of Directors may appoint other officers of the trust department as it may deem necessary, with such duties as may be assigned.

     Section 5.3. Trust Investment Committee. There shall be a trust investment committee of this Association composed of two members, who shall be capable and experienced officers and directors of the Association. All investments of funds held in a fiduciary capacity shall be made, retained or disposed of only with the approval of the trust investment committee; and the committee shall keep minutes of all its meetings, showing the disposition of all matters considered and passed upon by it. The committee shall, promptly after the acceptance of an account for which the bank has investment responsibilities, review the assets thereof, to determine the advisability of retaining or disposing of such assets. The committee shall conduct a similar review at least once during each calendar year thereafter and within 15 months of the last review. A report of all such reviews, together with the action taken as a result thereof, shall be noted in the minutes of the committee.

     Section 5.4. Trust Audit Committee. The Board of Directors shall appoint a committee of two Directors, exclusive of any active officer of the Association, which shall, at least once during each calendar year within fifteen months of the last such audit make suitable audits of the Trust Department or cause suitable audits to be made by auditors responsible only to the Board of Directors, and at such time shall ascertain whether the department has been administered in accordance with law, 12 Code of Federal Regulations, Section 9, and sound fiduciary principles.

     Section 5.5. Trust Department Files. There shall be maintained in the Trust Department files containing all fiduciary records necessary to assure that its fiduciary responsibilities have been properly undertaken and discharged.

     Section 5.6. Trust Investments. Funds held in a fiduciary capacity shall be invested in accordance with the instrument establishing the fiduciary relationship and appropriate local law. Where such instrument does not specify the character and class of investments to be made and does not vest in the bank a discretion In the matter, funds held pursuant to such instrument shall be invested in investments in which corporate fiduciaries may invest under appropriate local law.

                                   ARTICLE VI
                           Stock and Stock Certificate

     Section 6.1. Transfers. Shares of stock shall be transferable on the books of the Association, and a transfer book shall be kept in which all transfers of stock shall be recorded. Every person becoming a shareholder by such transfer shall, in proportion to his shares, succeed to all rights of the prior holder of such shares.

     Section 6.2. Stock Certificates. Certificates of stock shall bear the signature of the President (which may be engraved, printed or impressed), and shall be signed manually or by facsimile process by the Secretary, Assistant Secretary, Cashier, Assistant Cashier, or any other officer appointed by the Board of Directors for that purpose, to be known as an Authorized Officer, and the seal of the Association shall be engraved thereon. Each certificate shall recite on its face that the stock represented thereby is transferable only upon the books of the Association properly endorsed.

                                   ARTICLE VII
                                 Corporate Seal

     The President, the Cashier, the Secretary or any Assistant Cashier or Assistant Secretary, or other officer thereunto designated by the Board of Directors, shall have authority to affix the corporate seal to any document requiring such seal, and to attest the same. Such seal shall be substantially in the following form:

                                  (Impression)
                                     ( of )
                                    ( Seal )

                                  ARTICLE VIII
                            Miscellaneous Provisions

     Section 8.1. Fiscal Year. The Fiscal Year of the Association shall be the calendar year.

     Section 8.2. Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, delivered or accepted in behalf of the Association by the Chairperson of the Board, or the President, or any Vice President, or the Secretary, or the Cashier, or, if in connection with exercise of fiduciary powers of the Association, by any of said officers or by any Trust Officer. Any such instruments may also be executed, acknowledged, verified, delivered or accepted in behalf of the Association in such other manner and by such other officers as the Board of Directors may from time to time direct. The provisions of this Section 8.2. are supplementary to any other provision of these By-Laws.

     Section 8.3. Records. The Articles of Association, the By-Laws and the proceedings of all meetings of the shareholders, the Board of Directors, and standing committees of the Board, shall be recorded in appropriate minute books provided for the purpose. The minutes of each meeting shall be signed by the Secretary, or other officer appointed to act as Secretary of the meeting.

                                   ARTICLE IX
                                     By-Laws

     Section 9.1. Inspection. A copy of the By-Laws, with all amendments thereto, shall at all times be kept in a convenient place at the Main Office of the Association, and shall be open for inspection to all shareholders, during banking hours.

     Section 9.2. Amendments. The By-Laws may be amended, altered or repealed, at any regular meeting of the Board of Directors, by a vote of a majority of the total number of the Directors.

                                                                       EXHIBIT 6


                               CONSENT OF TRUSTEE

     Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939 in connection with the proposed issue by Empire Funding Home Loan Owner Trust 1998-1, Home Loan Asset Backed Notes, Series 1998-1, we hereby consent that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.


Dated: January 7, 1998

                                       Bankers Trust Company of California, N.A.
                                       By:  /s/ Michelle Roos
                                            -----------------
                                       Michelle Roos
                                       Vice President

                                                                       Exhibit 7

"Bank Name","Bankers Trust Company of California, National Association" "City","Los Angeles"
"County","Los Angeles"
"State","CA"
"Zip Code","90071    "
"Certificate Number","26732"
"Call Date","970930"
"Form Number","033"
"Call Report Preparer","Nick Santorelli"
"Phone Number","2122504902"
"State Bank Number","06-0647"
"Charter Type","1"
"RIAD4246",0
"RIAD4247",0
"RIAD4248",0
"RIAD4249",0
"RIAD4505",0
"RIAD4307",0
"RIAD4115",$641,000
"RIAD4027",$28,000
"RIAD4506",0
"RIAD4507",0
"RIAD3657",$4,183,000
"RIAD3658",0
"RIAD3659",$135,000
"RIAD4069",0
"RIAD4020",0
"RIAD4107",$4,987,000
"RIAD4508",0
"RIAD4509",0
"RIAD4511",0
"RIADA517",0
"RIADA518",0
"RIAD4180",0
"RIAD4185",0
"RIAD4200",0
"RIAD4073",0
"RIAD4074",$4,987,000
"RIAD4230",0
"RIAD4243",0
"RIAD4070",$37,714,000
"RIAD4080",0
"RIADA220",0
"RIAD5407",$4,312,000
"RIAD5408",0
"RIAD4079",$42,026,000
"RIAD3521",0
"RIAD3196",0
"RIAD4135",$13,353,000
"RIAD4217",$2,066,000
"RIAD4092",$19,505,000
"RIAD4093",$34,924,000
"RIAD4301",$12,089,000
"RIAD4302",$4,644,000
"RIAD4300",$7,445,000
"RIAD4320",0
"RIAD4340",$7,445,000
"RIAD4513",0
"RIAD8431",0
"RIAD4150",$283,000
"RIAD4504",0
"RIAD4251",
"RIAD9106","000000"
"RIAD8757",0
"RIAD8758",0
"RIAD8759",0
"RIAD8760",0
"RIAD8761",0
"RIAD8762",0
"RIAD8763",0
"RIADA530","0"
"RIAD4772",
"RIAD3215",$138,029,000
"RIAD3216",0
"RIAD3217",$138,029,000
"RIAD4340",$7,445,000
"RIAD4346",0
"RIAD4356",0
"RIAD4470",0
"RIAD4460",0
"RIAD4411",0
"RIAD4412",0
"RIAD8433",$-111,000
"RIAD4415",0
"RIAD3210",$145,363,000
"RIAD4256",0
"RIAD4257",0
"RIAD4258",0
"RIAD4259",0
"RIAD4262",0
"RIAD4263",0
"RIAD4264",0
"RIAD4265",0
"RIAD4266",0
"RIAD4267",0
"RIAD4635",0
"RIAD4605",0
"RIAD4643",0
"RIAD4627",0
"RIAD4268",
"RIAD4269",
"RIAD5443",0
"RIAD5444",0
"RIAD5445",0
"RIAD5446",0
"RIAD5447",0
"RIAD5448",0
"RIAD5449",0
"RIAD5450",0
"RIAD5451",0
"RIAD5452",0
"RIAD5453",0
"RIAD5454",0
"RIAD5455",0
"RIAD5456",0
"RIAD3124",0
"RIAD4605",0
"RIAD4635",0
"RIAD4230",0
"RIAD4815",0
"RIAD3123",0
"RIAD5415",0
"RIAD5416",0
"RIAD5417",0
"TEXT4461",""
"RIAD4461",
"TEXT4462",""
"RIAD4462",
"TEXT4463",""
"RIAD4463",
"RIAD4531",$2,556,000
"RIAD5418",0
"RIAD5419",0
"RIAD5420",0
"TEXT4464","I/C Non-Interest Service Expense"
"RIAD4464",$5,303,000
"TEXT4467","Indirect Expense D/T BTCo"
"RIAD4467",$2,433,000
"TEXT4468","Goodwill Amortization"
"RIAD4468",$2,556,000
"TEXT4469",""
"RIAD4469",
"RIAD4486",
"TEXT4487",""
"RIAD4487",
"RIAD4488",
"TEXT4489",""
"RIAD4489",
"RIAD4491",
"TEXT4492",""
"RIAD4492",
"TEXT4493",""
"RIAD4493",
"TEXTA546","Effect of change to GAAP from previous non-GAAP instructions" "RIADA546",0
"TEXT4495",""
"RIAD4495",
"TEXT4496",""
"RIAD4496",
"TEXT4497",""
"RIAD4497",
"TEXT4498",""
"RIAD4498",
"TEXT4499",""
"RIAD4499",
"TEXT4521",""
"RIAD4521",
"TEXT4522",""
"RIAD4522",
"RIAD4769","0"
"TEXT4769",""
"TEXT4769",""
"TEXT4769",""
"TEXT4769",""
"TEXT4769",""
"TEXT4769",""
"TEXT4769",""
"TEXT4769",""
"TEXT4769",""
"TEXT4769",""
"RCON0081",$1,439,000
"RCON0071",$28,680,000
"RCON1754",0
"RCON1773",$94,760,000
"RCON1350",0
"RCON2122",0
"RCON3123",0
"RCON3128",0
"RCON2125",0
"RCON3545",0
"RCON2145",$4,243,000
"RCON2150",0
"RCON2130",0
"RCON2155",0
"RCON2143",$21,960,000
"RCON2160",$6,335,000
"RCON2170",$157,417,000
"RCON2200",0
"RCON6631",0
"RCON6636",0
"RCON2800",0
"RCON2840",0
"RCON3548",0
"RCON2332",0
"RCONA547",0
"RCONA548",0
"RCON2920",0
"RCON3200",0
"RCON2930",$12,054,000
"RCON2948",$12,054,000
"RCON3838",0
"RCON3230",$50,000,000
"RCON3839",$50,000,000
"RCON3632",$45,346,000
"RCON8434",$17,000
"RCON3210",$145,363,000
"RCON3300",$157,417,000
"RCON6724",
"RCON0020",0
"RCON0080",0
"RCON0083",0
"RCON0085",$1,439,000
"RCON0073",0
"RCON0074",$28,680,000
"RCON0090",0
"RCON0010",$30,119,000
"RCON0050",$199,000
"RCON0211",0
"RCON0213",0
"RCON1286",$690,000
"RCON1287",$690,000
"RCON1289",0
"RCON1290",0
"RCON1291",0
"RCON1293",0
"RCON1294",0
"RCON1295",0
"RCON1297",0
"RCON1298",0
"RCON1676",0
"RCON1677",0
"RCON1678",0
"RCON1679",0
"RCON1681",0
"RCON1686",0
"RCON1690",0
"RCON1691",0
"RCON1694",0
"RCON1695",0
"RCON1696",0
"RCON1697",0
"RCON1698",0
"RCON1699",0
"RCON1701",0
"RCON1702",0
"RCON1703",0
"RCON1705",0
"RCON1706",0
"RCON1707",0
"RCON1709",0
"RCON1710",0
"RCON1711",0
"RCON1713",0
"RCON1714",0
"RCON1715",0
"RCON1716",0
"RCON1717",0
"RCON1718",0
"RCON1719",0
"RCON1731",0
"RCON1732",0
"RCON1733",0
"RCON1734",0
"RCON1735",0
"RCON1736",0
"RCON1737",0
"RCON1738",0
"RCON1739",$91,021,000
"RCON1741",$91,070,000
"RCON1742",0
"RCON1743",0
"RCON1744",0
"RCON1746",0
"RCONA510",0
"RCONA511",0
"RCON1752",$3,000,000
"RCON1753",$3,000,000
"RCON1754",0
"RCON1771",0
"RCON1772",$94,711,000
"RCON1773",$94,760,000
"RCON0416",$690,000
"RCONA549",0
"RCONA550",$690,000
"RCONA551",0
"RCONA552",$3,787,000
"RCONA553",$77,609,000
"RCONA554",$9,674,000
"RCONA555",0
"RCONA556",0
"RCONA557",0
"RCONA558",0
"RCONA559",0
"RCONA560",0
"RCONA561",0
"RCONA562",0
"RCONA248",0
"RCON1778",0
"RCON8780",0
"RCON8781",0
"RCON8782",0
"RCON8783",0
"RCON1415",0
"RCON1420",0
"RCON1797",0
"RCON5367",0
"RCON5368",0
"RCON1460",0
"RCON1480",0
"RCON1506",0
"RCON1507",0
"RCON1517",0
"RCON1513",0
"RCON1516",0
"RCON1590",0
"RCON1763",0
"RCON1764",0
"RCON1755",0
"RCON2008",0
"RCON2011",0
"RCON2081",0
"RCON2107",0
"RCON1545",0
"RCON1564",0
"RCON2165",0
"RCON2123",0
"RCON2122",0
"RCON1617",0
"RCON8691",0
"RCONA564",0
"RCONA565",0
"RCONA566",0
"RCONA567",0
"RCONA568",0
"RCONA569",0
"RCONA570",0
"RCONA571",0
"RCONA572",0
"RCONA573",0
"RCONA574",0
"RCONA575",0
"RCONA247",0
"RCONA577",0
"RCONA578",0
"RCON2746",0
"RCON5369",0
"RCON5370",0
"RCON6999",""
"RCON5562",
"RCON5563",
"RCON5564",
"RCON5565",
"RCON5566",
"RCON5567",
"RCON5568",
"RCON5569",
"RCON5570",
"RCON5571",
"RCON5572",
"RCON5573",
"RCON5574",
"RCON5575",
"RCON6860",""
"RCON5576",
"RCON5577",
"RCON5578",
"RCON5579",
"RCON5580",
"RCON5581",
"RCON5582",
"RCON5583",
"RCON5584",
"RCON5585",
"RCON5586",
"RCON5587",
"RCON5588",
"RCON5589",
"RCON2201",0
"RCON2240",0
"RCON2346",0
"RCON2202",0
"RCON2280",0
"RCON2520",0
"RCON2203",0
"RCON2290",0
"RCON2530",0
"RCON2206",0
"RCON2310",0
"RCON2550",0
"RCON2207",0
"RCON2312",0
"RCON2349",0
"RCON2213",0
"RCON2320",0
"RCON2236",0
"RCON2216",0
"RCON2300",0
"RCON2377",0
"RCON2330",0
"RCON2330",0
"RCON2215",0
"RCON2210",0
"RCON2385",0
"RCON6835",0
"RCON2365",0
"RCON2343",0
"RCON2344",0
"RCONA243",0
"RCONA244",0
"RCON5590",0
"RCON6810",0
"RCON0352",0
"RCON6648",0
"RCON2604",0
"RCON2398",0
"RCONA579",0
"RCONA580",0
"RCONA581",0
"RCONA582",0
"RCONA241",0
"RCONA584",0
"RCONA585",0
"RCONA586",0
"RCONA587",0
"RCONA242",0
"RCON2164",0
"RCON2148",0
"RCONA519",0
"RCONA520",0
"RCON2168",$6,335,000
"TEXT3549","Accounts Receivable"
"RCON3549",$5,108,000
"TEXT3550",""
"RCON3550",
"TEXT3551",""
"RCON3551",
"RCON2160",$6,335,000
"RCON5610",0
"RCON3645",0
"RCON3646",$2,842,000
"RCON3049",$32,000
"RCON3000",0
"RCON2938",$9,180,000
"TEXT3552","I/C DT BTCo Irvine"
"RCON3552",$5,167,000
"TEXT3553","I/C DT BTCo EMS"
"RCON3553",$3,509,000
"TEXT3554",""
"RCON3554",
"RCON2930",$12,054,000
"RCON3381",$28,453,000
"RCON3382",$687,000
"RCON3383",0
"RCON3647",$91,125,000
"RCON3648",$3,000,000
"RCON3365",0
"RCON3286",0
"RCON3287",0
"RCON3288",0
"RCON3289",0
"RCON3401",0
"RCON3484",0
"RCON3368",$156,658,000
"RCON3485",0
"RCON3486",0
"RCON3487",0
"RCONA514",0
"RCONA529",0
"RCON3353",0
"RCON3355",0
"RCON3379",
"RCON3814",0
"RCON3815",0
"RCON3816",0
"RCON6550",0
"RCON3817",0
"RCON3818",0
"RCON3819",0
"RCON3820",0
"RCON3821",0
"RCON3822",0
"RCON3411",0
"RCON3428",0
"RCON3429",0
"RCON3432",0
"RCON3433",$914,746,000
"RCONA521",0
"RCONA522",0
"RCONA523",0
"RCONA524",0
"RCONA249",0
"RCONA250",0
"RCONA534",0
"RCONA535",0
"RCON8765",0
"RCON3430",0
"TEXT3555",""
"RCON3555",
"TEXT3556",""
"RCON3556",
"TEXT3557",""
"RCON3557",
"TEXT3558",""
"RCON3558",
"RCON5591",0
"TEXT5592",""
"RCON5592",
"TEXT5593",""
"RCON5593",
"TEXT5594",""
"RCON5594",
"TEXT5595",""
"RCON5595",
"RCON8693",0
"RCON8694",0
"RCON8695",0
"RCON8696",0
"RCON8697",0
"RCON8698",0
"RCON8699",0
"RCON8700",0
"RCON8701",0
"RCON8702",0
"RCON8703",0
"RCON8704",0
"RCON8705",0
"RCON8706",0
"RCON8707",0
"RCON8708",0
"RCON8709",0
"RCON8710",0
"RCON8711",0
"RCON8712",0
"RCON8713",0
"RCON8714",0
"RCON8715",0
"RCON8716",0
"RCON3450",0
"RCON3826",0
"RCON8719",0
"RCON8720",0
"RCONA126",0
"RCONA127",0
"RCON8723",0
"RCON8724",0
"RCON8725",0
"RCON8726",0
"RCON8727",0
"RCON8728",0
"RCON8729",0
"RCON8730",0
"RCON8731",0
"RCON8732",0
"RCONA589",0
"RCON8733",0
"RCON8734",0
"RCON8735",0
"RCON8736",0
"RCON8737",0
"RCON8738",0
"RCON8739",0
"RCON8740",0
"RCON8741",0
"RCON8742",0
"RCON8743",0
"RCON8744",0
"RCON8745",0
"RCON8746",0
"RCON8747",0
"RCON8748",0
"RCON8749",0
"RCON8750",0
"RCON8751",0
"RCON8752",0
"RCON8753",0
"RCON8754",0
"RCON8755",0
"RCON8756",0
"RCON3833",0
"RCON3834",0
"RCON6164",0
"RCON6165",0
"RCON3405",0
"RCON5500",0
"RCON5501",0
"RCON5502",0
"RCON5503",0
"RCON5504",0
"RCON5505",0
"RCON3164",0
"RCONA590",0
"RCON5506",0
"RCON5507",$18,455,000
"RCON3163",$3,505,000
"RCON2143",$21,960,000
"RCON6442",0
"RCON3295",0
"RCON5372",0
"RCON5508",0
"RCON5509",0
"RCON5510",0
"RCON5511",0
"RCON5512",0
"RCON2150",0
"RCON5374",0
"RCON5375",0
"RCON2130",0
"RCON3778",0
"RCON6441",0
"RCON8427",0
"RCON8428",0
"RCON8429",0
"RCON8430",0
"RCON8784",0
"RCONA525",0
"RCONA526",0
"RCONA591",0
"RCON3836",
"RCON1210",0
"RCON1211",0
"RCON1212",0
"RCON1214",0
"RCON1215",0
"RCON1216",0
"RCON1218",0
"RCON1219",0
"RCON1220",0
"RCON1222",0
"RCON1223",0
"RCON1224",0
"RCON1226",0
"RCON1227",0
"RCON1228",0
"RCON3505",0
"RCON3506",0
"RCON3507",0
"RCON5612",0
"RCON5613",0
"RCON5614",0
"RCON5615",0
"RCON5616",0
"RCON5617",0
"RCON1658",0
"RCON1659",0
"RCON1661",0
"RCON1230",
"RCON1231",
"RCON1232",
"RCON5421",0
"RCON5422",0
"RCON5423",0
"RCON5424",0
"RCON5425",0
"RCON5426",0
"RCON5427",0
"RCON5428",0
"RCON5429",0
"RCON5430",0
"RCON5431",0
"RCON5432",0
"RCON5433",0
"RCON5434",0
"RCON5435",0
"RCON5436",0
"RCON5437",0
"RCON5438",0
"RCON5439",0
"RCON5440",0
"RCON5441",0
"RCON0030",
"RCON0031",0
"RCON0032",0
"RCON3510",
"RCON3512",0
"RCON3514",0
"RCON3520",0
"RCON2211",0
"RCON2351",0
"RCON5514",0
"RCON2314",0
"RCON2315",0
"RCON5516",0
"RCON5517",0
"RCONA531",
"RCONA532",
"RCONA533",
"RCON8432",0
"RCON8785",0
"RCONA181",0
"RCONA182",0
"RCONA527",0
"RCONA528",0
"RCON2702",0
"RCON3779",
"RCON2710",0
"RCON2722",0
"RCON6861","0"
"RCON5597",
"TEXTA545","N/A"
"RCONA545","N/A"
"TEXT8901","Foy B. Hester, Vice President & Controller"
"TEXT8902","2122506418"
"RCON6056","1"
"RCONA515",0
"RCONA516",0
"RCON8274",$123,385,000
"RCON8275",0
"RCON3792",$123,385,000
"RCONA222",0
"RCONA223",$129,290,000
"RCONA224",$134,698,000
"RCON5163",
"RCON3796",
"RCON5165",
"RCON3801",
"RCON3802",
"RCON3803",
"RCON3804",
"RCON3805",
"RCON3806",
"RCON3807",
"RCON8764",
"RCON3809",
"RCON8766",
"RCON8767",
"RCON3812",
"RCON8769",
"RCON8770",
"RCON8771",
"RCON8772",
"RCON8773",
"RCON8774",
"RCON8775",
"RCON8776",
"RCON8777",
"RCON8778",
"RCON8779",
"RCONA000",
"RCONA001",
"RCONA002",
"RCON6979","0"
"TEXT6980",""
"TEXT6980",""
"TEXT6980",""
"TEXT6980",""
"TEXT6980",""
"TEXT6980",""
"TEXT6980",""
"TEXT6980",""
"TEXT6980",""
"TEXT6980",""
"RCON3561",0
"RCON3562",0
"RCON7701",0.00
"RCON7702",0.00
"TEXT8903","Foy B. Hester, Vice President & Controller"
"TEXT8904","2122506418"